Exhibit 99.1

AMENDMENT NO.5 TO

2018 EQUITY INCENTIVE PLAN

This Amendment No.5 to the 2018 Equity Incentive Plan (the “Plan”) is adopted by Datasea Intelligent Technology Ltd. (“DIT” or the “Company”), a British Virgin Islands business company, to be effective as set forth below.

WHEREAS, Datasea Inc. (“DTSS NV”) previously approved and adopted the Plan to encourage the Plan’s participants to acquire and hold stock in DTSS NV as an added incentive to remain with DTSS NV and increase their efforts in promoting the interests of DTSS NV, and to enable DTSS NV to attract and retain capable individuals. The Plan was subsequently amended from time to time, including pursuant to an amendment duly approved by the stockholders of DTSS NV on May 7, 2025, pursuant to which the aggregate number of shares of common stock reserved for issuance under the Plan was increased to 7,600,000 shares.

WHEREAS, effective on April 15, 2026, DTSS NV merged with and into the Company, on the terms that DIT became the surviving company (the “Merger”) and each share of the common stock held by each stockholder of DTSS NV prior to the effective time of the Merger be converted into one class A ordinary share of DIT, with no par value (each a “Class A Ordinary Share”), except that the 2,000,000 shares of Common Shares held by each of Zhixin Liu and Fu Liu immediately prior to effectiveness be converted into 2,000,000 class B ordinary shares of DIT with no par value, respectively.

WHEREAS, the Board of Directors of the Company has determined it is advisable and in the best interests of the Company and its shareholders to amend the Plan to reflect the effectiveness of the Merger, and that this Amendment No.5 will not materially and adversely affect the rights of any Participant (as defined in the Plan) or any holder or beneficiary of any Award (as defined in the Plan) theretofore granted.

NOW, THEREFORE, the Plan and the outstanding awards issued thereunder are hereby amended, effective immediately, as follows:

1.	Subsection (l) of Section 2 of the Plan is amended to replace the reference to “Datasea Inc., a Nevada corporation,” with “Datasea Intelligent Technology Ltd., a business company incorporated under the laws of the British Virgin Islands”.

2.	All references in the Plan to DTSS NV shall be to DIT, unless the context otherwise requires, and all provisions of the Plan shall be consistently interpreted and applied.

3.	Subsection (k) of Section 2 of the Plan is amended to replace the reference to “Common Shares” with “Class A Ordinary Shares, without par value”.

4.	Any references in the Plan to a change in control shall be to a change in control of DIT and the Merger shall not constitute a change in control under the Plan.

5.	All outstanding awards issued under the Plan are amended so as to be consistent with the above changes to the Plan.

IN WITNESS WHEREOF, the Company has caused this to be executed on its behalf by its duly authorized representative on this August 11, 2026.

Datasea Intelligent Technology Ltd.

By:	/s/ Zhixin Liu
Zhixin Liu
Chief Executive Officer and
Chairman of the Board